

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Joseph Oliveto
Chief Executive Officer
Milestone Pharmaceuticals Inc.
1111 Dr. Frederik-Philips Boulevard, Suite 420
Montréal, Québec CA H4M 2X6

   Re: Milestone Pharmaceuticals Inc.
     Registration Statement on Form S-3
     Filed May 15, 2023
     File No. 333-271949

Dear Joseph Oliveto:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Nicolas H.R. Dumont